June 23, 2011

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, DC 20549-3561

RE:     YUM! Brands, Inc.
File No. 001-13163
Form 10-K: For the Fiscal Year Ended December 25, 2010

Dear Sirs:

YUM! Brands, Inc. (the “Company”) previously provided responses to your letters to the Company dated April 8, 2011 and May 6, 2011. Herein, we are providing responses to your letter to the Company dated June 16, 2011. Our responses herein should be read in conjunction with our previous responses to you. For your convenience, we have repeated your comments in their entirety followed by our response.

Form 10-K: For Fiscal Year Ended December 25, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 55

1.    Please tell us whether you tested property, plant and equipment at each type of restaurant separately for impairment pursuant to ASC 360-10 at December 25, 2010 and your conclusion as to whether any impairment existed at either type. If no impairment existed, please tell us the basis for your conclusion accompanied by any evaluations performed in support of your conclusion.

Response:
Consistent with our policy as disclosed on pages 70 through 72 of our 2010 Form 10-K, we review property, plant and equipment for impairment at the individual restaurant level. Accordingly, to the extent there was an impairment indicator present for an individual company restaurant within our Pizza Hut United Kingdom (“Pizza Hut UK”) business in the fourth quarter of 2010, the restaurant was tested for recoverability in accordance with ASC 360-10. Impairment charges were recorded in the fourth quarter of 2010 to write down those Pizza Hut UK restaurants that were deemed impaired to their fair values.

YUM! Brands, Inc.
June 23, 2011

2.    Please tell us if you tested goodwill at each type of restaurant separately for impairment at December 25, 2010 and, if so tell us your conclusion at December 25, 2010 with respect to each type, accompanied by the evaluation performed in support of your conclusion. If not, please explain to us your basis for not doing so.

Response:
In accordance with ASC 350-20-20, our reporting units are our operating segments or one level below. Our Pizza Hut UK business is part of our YUM! Restaurants International (“YRI”) operating segment. The General Manager of our Pizza Hut UK business, who has responsibility for the entire Pizza Hut UK business, reports directly to the YRI Chief Executive Officer (“YRI segment manager”). While the YRI segment manager is aware of and aligned with the Pizza Hut UK business strategies including the Dine-in and Delivery formats, he establishes the Pizza Hut UK management team's performance goals for incentive compensation at the Pizza Hut UK level, approves one annual operating plan for Pizza Hut UK and regularly reviews monthly operating results for the Pizza Hut UK business in total. Given this, we have determined Pizza Hut UK to be one reporting unit and have not tested goodwill separately for our Delivery and Dine-in formats.

3.    We note in exhibit 99.1 of the Form 8-K furnished on April 21, 2011 that you disclose for the first quarter of fiscal 2011 weak performance in operating profit in Pizza Hut UK and that Pizza Hut UK system sales declined 7%. Please tell us how this reflects on the reasonableness of the assumptions used in the goodwill impairment testing at December 25, 2010 for Pizza Hut United Kingdom that you previously provided to us. In view of such circumstances, please also tell us what consideration you gave to testing of property, plant and equipment and goodwill impairment for Pizza Hut United Kingdom, or separately by type of restaurant therein as appropriate, in the first quarter of fiscal 2011. If no further consideration was given, or if upon further consideration no impairment was recorded, please explain to us your reasoning or basis for your conclusion.

Response:
Our fair value assumptions used in the goodwill impairment test for Pizza Hut UK in the fourth quarter of 2010 included certain growth initiatives that were long-term in nature consistent with the three-year recovery plan for the business. Business trends for Pizza Hut UK in the first quarter of 2011 were consistent with 2010 performance and did not change our expectations as to this three-year recovery plan and the underlying goodwill impairment assumptions. Additionally, first quarter 2011 performance was not considered a significant adverse change in the business climate that would necessitate an interim goodwill impairment test.

YUM! Brands, Inc.
June 23, 2011

As previously mentioned, we review property, plant and equipment for impairment at the individual restaurant level. Due to the potential short-term volatility in individual restaurant performance as well as the large number of restaurants we own and operate, we consider poor operating performance as an impairment indicator semi-annually (our second and fourth quarters) as disclosed in our accounting policies on pages 70 through 72 of our 2010 Form 10-K. We do not believe that Pizza Hut UK's first quarter 2011 operating performance was significantly poor enough to require deviation from this long-standing policy. As such, no impairments were recorded in the first quarter of 2011. Operating performance in the first quarter of 2011 will impact our second quarter of 2011 semi-annual impairment reviews. Additional impairment charges are expected to be recorded in the second quarter of 2011 to write down those Pizza Hut UK restaurants that are deemed impaired to their fair values.

Respectfully submitted,

/s/ David E. Russell

David E. Russell
Vice President, Corporate Controller